EXHIBIT (o)

                        THE PRUDENTIAL SERIES FUND, INC.
                                   (the Fund)

                   (Diversified Conservative Growth Portfolio)
                             (20/20 Focus Portfolio)

                           PLAN PURSUANT TO RULE 18f-3

     The Fund hereby adopts this plan pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the "1940 Act"), setting forth the separate arrangement and expense allocation of each class of shares of the above-named portfolios. Any material amendment to this plan is subject to prior approval of the Board of Directors, including a majority of the independent Directors.

                              CLASS CHARACTERISTICS

CLASS I SHARES:    Class I  shares  are  not  subject  to any  sales  charge  or distribution and/or service fee at the Fund level (however, sales loads and other charges may be imposed at the Contract level). This Class will be offered to separate accounts of The Prudential Insurance Company of America to fund the benefits under variable life insurance and variable annuity contracts.

CLASS II SHARES:   Class II shares are not  subject to an initial  sales  charge but are subject to a Rule 12b-1 fee of 0.25% per annum of the average  daily net assets of the class  payable to the Fund's distributor and an  administration  fee of 0.15% per annum of the  average  daily  net  assets  of  the  class  payable  to
                   Prudential  Investments  Fund Management LLC. This Class will
                   be  offered  only  to  separate   accounts  of   unaffiliated
                   insurance  companies to fund the benefits under variable life
                   insurance  and  variable  annuity   contracts  and  qualified
                   pension  and  retirement   plans  as  permitted  by  Treasury
                   Regulations and Rulings.

                         INCOME AND EXPENSE ALLOCATIONS

     Income, any realized and unrealized capital gains and losses, and expenses not allocated to a particular class, will be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Fund.

                           DIVIDENDS AND DISTRIBUTIONS

     Dividends and other distributions paid by the Fund to each class of shares, to the extent paid, will be paid on the same day and at the same time, and will be



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     determined  in the same manner and will be in the same amount,  except that the amount of the dividends and other distributions declared and paid by a particular class may be different from that paid by another class because of Rule 12b-1 fees and other expenses borne exclusively by that class.

                                     GENERAL

A. Each class of shares shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement and shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

B. On an ongoing basis, the Directors, pursuant to their fiduciary responsibilities under the 1940 Act and otherwise, will monitor the Fund for the existence of any material conflicts among the interests of its several classes. The Directors, including a majority of the independent Directors, shall take such action as is reasonably necessary to eliminate any such conflicts that may develop. The Prudential Insurance Company of America, the Fund's Manager, will be responsible for reporting any potential or existing conflicts to the Directors.

Dated: February 25, 1999